For Period Ending 06/31/00
File No. 811-2224

Item 77O.  Transactions Effected Pursuant to Rule 10f-3

MML Small Cap Growth Equity Fund (Series 7)

On April 4, 2000, Registrant purchased 1,600 shares issued by Cabot Microelectronics at a price of $20 per share, amounting to a $32,000 aggregate purchase price. Advest, Inc. an affiliate of Waddell & Reed Financial, Co., participated in the underwriting syndicate. Goldman, Sachs & Company was the broker from whom the Fund purchased shares.

On June 22, 2000, Registrant purchased 10,000 shares issued by Accelerated Networks, Inc. at a price of $15 per share, amounting to a $150,000 aggregate purchase price. Credit Suisse First Boston was the broker from whom the Fund purchased shares.

On June 28, 2000, Registrant purchased 15,000 shares issued by Capstone Turbine Corp. at a price of $16 per share, amounting to at $240,000 aggregate purchase price. Goldman, Sachs & Company was the broker from whom the Fund purchased shares.